Exhibit 15.1

Ratios

Liquid financial assets to total assets

	At December 31,
Thousands of U.S. dollars	2024	2023	2022
Cash and cash equivalents	675,256	1,637,821	1,091,527
Other current investments	2,372,999	1,969,631	438,448
Non-current investments	998,251	398,220	113,574
Liquid financial assets	4,046,506	4,005,672	1,643,549
Total assets	20,450,125	21,081,895	17,550,246
Ratio	0.20	0.19	0.09

Total liabilities to total assets ratio

	At December 31,
Thousands of U.S. dollars	2024	2023	2022
Total liabilities	3,636,290	4,051,458	3,515,809
Total assets	20,450,125	21,081,895	17,550,246
Ratio	0.18	0.19	0.20

Current borrowings to total borrowings

	At December 31,
Thousands of U.S. dollars	2024	2023	2022
Current borrowings	425,999	535,133	682,329
Total borrowings	437,398	583,437	728,762
Ratio	0.97	0.92	0.94